3/24

04010853

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Everock Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 26 2004
THOMSON FINANCIAL

FILE NO. 82- 5763 FISCAL YEAR 9-30-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/26/04

82-5763

04 MAR 24 AM 7:21

AR/S
9-30-03

Consolidated Financial Statements of

EVEROCK INC.

Year ended September 30, 2003

(Audited – See Notes to Financial Statements)

Wm. Andrew Campbell C.A.
600 – 56 Temperance St.,
Toronto, Ontario
M5H 3V3

Tel.: (416) 363-6273
Fax: (416) 363-9982

Auditor's Report to the Shareholders

I have audited the consolidated balance sheets of Everock Inc. as at September 30, 2003 and 2002 and the consolidated statements of operations and deficit and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted an audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and the changes in its cash flows for the year then ended in accordance with generally accepted accounting principles in Canada.

(Signed "Wm. Andrew Campbell")
Chartered Accountant
Toronto, Ontario
February 25, 2004

EVEROCK INC.

Consolidated Balance Sheets
(Audited – See Notes to Financial Statements)
September 30, 2003 and 2002

Assets

	2003	2002
CURRENT		
Cash in bank	$ 5,199	$ -
Accounts receivable	100	100
	5,299	100
OTHER		
Mineral resource properties (note 3)	336,579	20,000
Goodwill (note 4)	-	75,000
	336,579	95,000
	$ 341,878	$ 95,100

Liabilities

	2003	2002
CURRENT		
Accounts payable and accrued liabilities	$ 37,035	$ 5,825
	37,035	5,825
LONG TERM		
Advances from shareholder (note 5)	49,117	-
Balance of purchase price payable (note 6)	150,000	-
Total Liabilities	236,152	5,825

Shareholders' Equity

	2003	2002
SHARE CAPITAL (note 7)	492,466	304,600
DEFICIT (Page 4)	(386,740)	(215,325)
	105,726	89,275
	$ 341,878	$ 95,100

Approved on behalf of the Board:

Signed: "Gabriel Regev", Director

Signed: "Robert Silverman", Director

EVEROCK INC.

Consolidated Statements of Operations and Deficit
Years ended September 30, 2003 and 2002
(Audited – see Notes to Financial Statements))

	2003	2002
OPERATING EXPENSES		
Management fees	$ 56,250	$ 3,600
Office, general & administration	5,940	15,200
Legal & audit	2,000	9,957
Shareholders' information	7,225	7,223
	71,415	22,487
(Loss) before the following items:	(71,415)	(22,487)
Write off of goodwill	75,000	-
Write off of abandoned mining claims	25,000	22,487
NET (LOSS) FOR THE YEAR	(171,415)	(35,980)
(DEFICIT), BEGINNING OF YEAR	(215,325)	(179,345)
(DEFICIT), END OF YEAR	$ (386,740)	$ (215,325)
(LOSS) PER SHARE	$ (0.01)	$ (0.01)

EVEROCK INC

Consolidated Statements of Cash Flows
Year ended September 30, 2003 and 2002
(Audited – See Notes to Financial Statements)

	2003	2002
CASH PROVIDED BY (USED FOR)		
Net (Loss) for the year	$ (171,415)	$ (35,980)
Add: items not affecting cash flows:		
Abandoned mining claims	25,000	-
Goodwill	75,000	-
	(71,415)	(35,980)
Net change in non-cash operating working capital balances (note 8)	31,210	11,541
(Used in) operating activities	(40,205)	(24,439
INVESTING ACTIVITIES		
Additions to mining claims	(21,579)	24,500
(Used in) investing activities	(21,579)	24,500
FINANCING ACTIVITIES		
Advances from shareholder	49,117	-
Issuance of common shares	17,866	24,500
Provided by financing activities	66,983	24,500
INCREASE (DECREASE) INCREASE IN CASH	5,099	61
CASH, BEGINNING OF YEAR	-	(61)
CASH, END OF YEAR	$ 5,099	$ -

EVEROCK INC.

Notes to Consolidated Financial Statements
September 30, 2003and 2002

1. NATURE OF BUSINESS AND GOING CONCERN CONSIDERATIONS

Everock Inc. was incorporated under the Ontario Business Corporations Act. The Company was incorporated on September 29, 1999 as Digital Cybernet Corporation and changed its name to Canadian Everock Explorations Inc. on November 20, 2000. Subsequent to that date the Company changed its name to Everock Inc.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the expenditures and the resource properties is dependent upon the existence of economically recoverable ore reserves and the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

If the going concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classifications of assets, liabilities and expenses in these financial statements.

2. SUMMARY OF SUGNIFICANT ACCOUNTING POLICIES

Resource properties

Acquisition costs of resource properties together with exploration, development and certain administration expenditures are deferred in the financial statements until such time as the property is brought into commercial production, sold or abandoned.

Once commercial production has been reached, depletion is provided based on proven ore reserves using the units-of-production basis. Should a property be sold or abandoned the acquisition costs and deferred exploration expenditures are written off.

Income taxes

The Company uses the liability method of accounting for income taxes. Future income tax related to the expected consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment.

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Financial instruments

Financial instruments are initially recorded at historic cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the asset is written down to its fair value. Unless otherwise indicated, the fair values of financial instruments approximate their recorded amounts. The fair value of cash, accounts receivable and current liabilities approximate their recorded amounts because of the short period of receipt or payment of cash.

2. SUMMARY OF SUGNIFICANT ACCOUNTING POLICIES (continued)

Stock option compensation

The Company has adopted section 3870 of the CICA Handbook from the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments with effect for the year ended September 30, 2002. This section requires the Company to provide for either presentation in the statement of operations or on a pro forma earnings basis. This section requires that fair market value based accounting be used to account for stock-based compensation costs rather than the actual option price paid by the beneficiary of the stock option granted. Although the Company has not issued any options it is complying with these standards.

Goodwill and other intangible assets

Goodwill and other intangible assets are recorded at cost. The Company has adopted the recently approved CICA Handbook Section 3062 "Goodwill and Other Intangible assets". Under this new standard, goodwill is not amortized but instead tested for impairment. Should there be a permanent decline in the value of goodwill and other assets will be written down to its estimated recoverable amount.

The Company regularly assesses the continuing value of other assets each year by considering current operating results, trends and prospects. At September 30, 2003, these assets have been written down to reflect management's view that their value has been impaired.

Basic and diluted loss per share

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3500, the basic loss per share is calculated by dividing the loss applicable to common shares by the weighted average number of shares outstanding during the year, including contingently issuable shares that are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except that the weighted average number of shares outstanding is increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as-if converted method for convertible securities.

Administrative expense

Administrative expenses not related to exploration and development activities are charged to operations. Those administrative expenses, which are incurred by the Company on exploration and development activities, are allocated to mining expenditures incurred during the year

EVEROCK INC.

Notes to Consolidated Financial Statements
September 30, 2003and 2002

3. Acquisitions

(a) Cali-Gem Resources Inc.

On November 26, 2002, the Company acquired 100% of the common shares of Cali-Gem Resources Inc. ("Cali-Gem"). The acquisition was accounted for as a reverse take-over as the original shareholders of Cali-Gem retain a voting control of the Company after the acquisition. The acquisition is being recorded using the purchase method and accordingly net assets of Cali-Gem are being recorded at their fair market value as follows:

Mineral resource properties	$	166,609
Capital assets		3,891
		170,500
Current liabilities		(500)
Purchase price	$	170,000

Cali-Gem owns interests in nine Kapeskasing mineral properties and an option to acquire further interests in the Leek Springs California prospecting syndicate ("Leek Springs Interests")

(b) Leek Springs California Claims

In order to complete the Company's acquisition of a total of 25% interest in the Leek Spring Claims the Company entered into an option agreement and assumed a $150,000 balance of purchase price payable. The Company currently owns a 15% interest in these claims which where acquired as part of the Cali-Gem Resources Inc. acquisition (see (a) above.

4. RESOURCE PROPERTIES

		2003		2002
Kapeskasing Properties – Leek Springs California (note 3)				
Acquisition costs	$	320,000	$	-
Development costs		16,579		
		336,579		-
Goldfeast Property- Bristol, Carscallen, Gidfrey, and Turnbill (note 4(a)) Townships, Porcupine Mining Division, Ontario -7.5% interest		-	$	20,000
	$	336,579	$	20,000

(a)During the 2001 – fiscal year end the Company acquired a 7.5% interest in 14 contiguous claim (the "Goldfeast property") blocks totaling 46 units in Bristol, Carscallen, Godfrey and Turnbull Townships, Porcupine Mining Division, Ontario by the issuance of 100,000 common shares at a price per share of $0.20 per share The property is subject to a 2% (NSR) Net Smelter return royalty.

EVEROCK INC.

Notes to Consolidated Financial Statements
September 30, 2003and 2002

5. GOODWILL

At a meeting of shareholders on November 20, 2000, approval of the acquisition of 100% of the common shares of a private company in exchange for the issuance of 7,500,000 common shares of the Company was ratified. On May 17, 2002, the Company and the private company signed an amending agreement whereby the shares will not become valid, freely transferable, voting and part of the Company's "Paid –Up-Capital until the expiry of a discretionary due diligence period prior to June 30, 2002. On the date of completion, the shares were deemed to be issued for a consideration of $0.01 per share for deemed proceeds of $75,000.

On November 20, 2000, the private company held various options to acquire certain mining claims in the Carmin and Langmuir Townships, Ontario and a 100% interest in 256 hectres of oil and gas properties in Alberta. These options expired prior to June 30, 2002.

The acquisition of the private company has been accounted for using the purchase method of accounting as the exchange of shares leaves the Company with a majority of the voting shares after the acquisition. Using this method of accounting the Company is deemed to be the purchaser and accordingly, the assets were brought forward at their book value. In addition the assets of the private company have been recorded at their fair market value.

The net assets acquired are as follows:

Goodwill	$ 75,000
	$ 75,000
Issuance of 7,500,000 common shares	$ 75,000
	$ 75,000

6. BALANCE OF PURCHASE PRICE PAYABLE

In respect of the purchase of the Leek Springs Property (see note 2 (b) the Company assumed a $150,000 five year promissory note which is non-interest bearing.

EVEROCK INC.

Notes to Consolidated Financial Statements
September 30, 2003and 2002

7. SHARE CAPITAL

(a) Authorized: an unlimited number of common shares

(b) Issued and outstanding	Number	Amount
Common shares – September 30, 2000	12,060,000	205,100
Issuances in 2001:		
Issued for resource property	100,000	20,000
Common shares – September 30, 2001	12,160,000	205,100
Issuances in 2002:		
Issued for cash (c)	24,500,000	24,500
Issued for 100% of Eclipse Mining Corporation (note 4)	7,500,000	75,000
Common shares outstanding –prior to share consolidation	44,160,000	304,600
Common share outstanding after giving effect to share consolidation on the basis of one new share for 9.5 old shares	4,648,421	304,600
Shares cancelled	(263,632)	-
Issued for 100% of common shares of Cali-Gem Resources Inc.	17,000,000	170,000
Issued for finders fees	1,786,578	17,866
Common shares – September 30, 2002	23,171,367	$ 492,466

(c)Under the Company's newly approved stock option plan the Board of Directors may, at its discretion grant options to purchase common shares to directors, officers, employees and consultants of the Company or its affiliates.

Options have a maximum term of five years. Options granted under the plan have an exercise price equal to or higher than the fair market value share price on the date of grant. The maximum number of shares which may be issued under the plan shall not exceed 10% of the issued and outstanding shares at any given time. No options were granted during the year.

8. CHANGES IN NON-CASH OPERATING WORKING CAPITAL

Cash Provided by (used for):	2003	2002
Prepaid expenses and deposits	$ -	$ 10,217
Accounts payable and accrued liabilities	31,210	(4,487)
Common shares – September 30, 2002	31,210	$ (4,487)

EVEROCK INC.

Notes to Consolidated Financial Statements
September 30, 2003and 2002

9. FUTURE INCOME TAXES

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 38% (2002-43%) to the net loss for the year. The reason for the difference is as follows:

	2003	2002
Income tax recovery based on statutory rate	$ (28,000)	$ (9,700)
Unrecorded tax benefit of losses	28,000	9,700
	$ -	$ -

At September 30, 2002, the Company had non-capital losses carried forward of approximately $210,200 which have not been recognized in these financial statements. The non-capital losses may be utilized to reduce future years' taxable income and expire as follows:

2007	$ 156,858
2008	22,487
2009	30,855
	$ 210,200